

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

July 1, 2008

<u>Via Fax & U.S. Mail</u>

Mr. Andrew S. Prince
Chief Financial Officer
Precision Aerospace Components, Inc.
2200 Arthur Kill Road
Staten Island, New York 10309-1202

>   **Re: Precision Aerospace Components, Inc.**
>   **Form 10-KSB for the year ended December 31, 2007**
>   **File No. 000-30185**

Dear Mr. Prince:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2007

Item 6. Management's Discussion and Analysis or Plan of Operation

Subsequent Events

Freundlich has entered into a new Three Million Dollar line of credit … , page 16

1. Please tell us and revise your disclosure to quantify the amount available to you under this line of credit at year end, based on the "advance formula." Quantify this amount in disclosure related to this note throughout your filing, and update the amount to the date of the most recent balance sheet presented in each subsequent filing. Please note that similar disclosure should also be applied to the Successor Agreement, entered into March 6, 2008.

Critical Accounting Policies and Estimates, page 17

2. Please revise your disclosure here to provide a supplemental discussion of, not a recitation of or cross-reference to, financial statement disclosure regarding your critical accounting policies. This discussion is meant not to enumerate and explain your policies, but rather to provide supplemental information regarding the judgment and estimations management applies to those policies. For example, a discussion of your evaluation methods regarding excess and obsolete inventory would be considered appropriate as you cite holding a deep inventory to enable fast fulfillment as a core competitive strength. Please revise as appropriate.

Financial Statements

Consolidated Statements of Income, page 6

3. Please tell us the facts and circumstances surrounding the $30,000 loss on abandonment. Describe the nature and purpose of the original deposit as well.

4. Please tell us the facts and circumstances surrounding other income of $50,000 related to warrant expiration. We assume this balance relates to the 100,000 expiring warrants disclosed in Note 11. Please explain when and to whom these warrants were granted and describe their terms. Tell us how you initially valued, accounted for and classified these warrants and the accounting you applied at the time of their expiration. Your response should include your basis in US GAAP for both the recordation and income statement geography of this amount.

Note 2. Summary of Significant Accounting Policies

Inventory, page 11
5. We note from your disclosure here that you have not established an inventory
    allowance for excess or obsolete items, that you use the specific identification method
    to identify inventory items and that you write off items for which transactions have
    not occurred in the past five years. Please tell us, and revise your disclosure in future
    filings to indicate, the dollar value written off for each period an income statement is
    presented. If the amounts are not material, so state.

Other
6. Please tell us and revise this note to indicate how your products are warrantied and
    how you account for such warranties. It appears that additional disclosures may be
    required under paragraph 14 of FIN 45. Please revise or advise.

Shipping and Handling Costs and Fees, page 13
7. Your Form 10-QSB discloses that freight and delivery charges on sales are included
    in SG&A expenses. If true, it appears that additional disclosures are required under
    EITF 00-10. Please see paragraphs 6 and 8 of the EITF for guidance and revise as
    appropriate.

Note 6. Income Taxes, page 15

8. We note that you have financial statement items for which accounting treatment
    under US GAAP differs from that proscribed in the US tax code. For example, we
    assume that the tax basis of certain of your assets and liabilities differs from their
    financial statement basis. Further, you state that you are depreciating your property,
    plant and equipment on the straight line basis, and, in accordance with SFAS 142,
    you are not depreciating goodwill. Please provide us with a schedule of your
    deferred tax assets and liabilities as of each balance sheet date or explain to us how
    these differences have not led you to record deferred taxes. Refer to the guidance in
    SFAS 109. We may further comment on your response.

9. As a related matter, please revise your footnote to include all the disclosure items
    required by paragraphs 43-49 of SFAS 109, as applicable.

Note 7 . Earnings per Share, page, 16

10. Please revise your disclosure to indicate the number of shares excluded from the
    calculation due to anti-dilution. If no shares were excluded, so state. Refer to
    paragraph 40(c) of SFAS 128.

11. To facilitate the reader's understanding, please expand your table reconciling basic and diluted earnings per share to also indicate the number of shares of preferred stock outstanding and the applicable conversion rates.

Note 8. Long Term Debt and Line of Credit, page 17

12. Please revise your disclosure here and throughout your filing to indicate the material terms of and accounting policies applied to the convertible note. Specifically, please describe the following:
    - the facts and circumstances surrounding its issuance;
    - the terms of the conversion and any modifications thereto, including:
        o the conversion rate;
        o how such conversion rate compared to the fair value of the underlying common stock on the date of grant;
        o the number of warrants issued in connection with this note (if any);
        o the terms of such warrants;
        o how you determined the amount of any benefit on conversion to be recorded;
        o how the amount of any benefit on conversion should be amortized; and
        o how the note was be recorded.

Please include a draft disclosure with your response.

Note 9. Acquisition, page 18

13. Please revise this disclosure to include a full discussion not only of the acquisition of Freundlich, but also of the contemporaneous transactions with DFAC and Baron/Kreger. This disclosure should include how you recorded each element of the contemporaneous transactions and why such accounting treatment is appropriate. Further, your discussion should address any amendments or changes to the transactions, any elements of the transactions which have yet to be satisfied or performed, and any related penalties you may incur. Include a draft of your intended disclosure with your response. Please note that you should provide a full and complete description of the transactions, including any amendments or changes, at each point such transaction is discussed in your filing.

14. Please explain the meaning of your disclosure that "$221,369 was recognized as Goodwill for the profit of 20 days, for the period of July 1-20, 2006." Include in your response why such amount is described as "intangibles" in your statement of cash

flow, and cite your basis in GAAP for your accounting and for your financial statement presentation. If effective control transferred on a date other than the acquisition date, please explain when and how this occurred.

Note 11 – Warrants, page 19

15. Please tell us how you determined the fair value of the warrants issued in connection with the transactions, and how such valuation method is consistent with that applied to your stock option grants and/or US GAAP. You response should include the valuation methodology employed, the fair value of each grant, how such value was recorded, and your basis in US GAAP for such treatment. Your response should also address why the warrants were first recorded in permanent equity, and then transferred to temporary equity per your presentation in the statements of stockholders' equity. In addition, your disclosure should be revised to reflect each of the aforementioned items.

16. Please tell us and revise your disclosure to indicate the impact the adjustment of terms had on the fair value of these warrants and/or on any other convertible securities that were adjusted. Explain how such changes in value were accounted for and recorded.

17. We note from your disclosure on page 8 that Baron and Kreger have agreed to extend the deadline for the reverse split to May 1, 2008 and, subsequently, to December 15, 2008 per your first quarterly filing. Please tell us why such extensions were necessary, when such extensions were granted, how such dates corresponded to the original deadline, what consideration was given for such extensions, and how such consideration has been recorded in your financial statements.

Form 10-QSB for Quarter Ended March 31, 2008

Note 7. Options and Agreements, page 9

18. Please revise to include share-based payments within the SG&A expense balance as required under Topic 14-F of Staff Accounting Bulletins.

19. Please tell us and disclose the vested percentage of Mr. Prince's option award as of the most recent balance sheet date. It appears to us that the award would have been 64% vested at March 31, 2008 based upon definition "j" within the option agreement furnished in Exhibit 10.5. Please note that we have calculated the "vested percentage" without regard to the fact that the options may not be exercised (and the exercise price cannot be determined) until the reverse split has occurred according to

the employment agreement in Exhibit 10.1. Please confirm or explain how our understanding is not correct.

20. Please tell us more about the options awarded to directors. Tell us who received the options to purchase the 5000 shares and explain whether, when and to whom the 2000 share issuances for service were issued. Explain how the exercise price of these options will be determined and tell us whether these options may be exercised prior to execution of the reverse split.

21. Tell us how the expense for the first quarter of fiscal 2008 and the "total expense" to the company were determined. That is, explain the significant assumptions utilized in each computation. For example, tell us how the pricing was determined for purposes of your analysis. Support your valuations, your accounting methodology and your financial statement presentations and classifications with specific citations from SFAS 123(R). For options that may not be exercised until execution of the reverse split, please tell us whether you considered this condition to be a "performance condition" as defined in Appendix E of the above referenced statement and support your conclusion. We may have further comments upon the review of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Subsequent Event, page 13

22. Please describe the material terms of the registration rights agreement and of any contractual provision involving penalties and/or liquidated damages. Discuss the consideration given to the accounting guidance set forth in EITF 05-4 and FSP EITF 00-19-2, as applicable.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief